Exhibit 12.1

	Three Months
	Ended	Year Ended June 30,
	September 30,
	2003	2003	2002	2001	2000	1999

Earnings:
Income (loss) before income taxes	1,883,046	8,637,078	3,927,588	1,161,528	4,033,717	(8,808,173)
Adjustments:
Interest expense	29,277	126,968	124,672	24,234	116,542	—
Portion of rental expense representative of interest	8,237	38,929	36,040	36,963	53,041	48,577

	1,920,560	8,802,975	4,088,300	1,222,725	4,203,300	(8,759,596)

Fixed Charges:
Interest expense (A)	29,277	126,968	124,672	24,234	116,542	—
Portion of rental expense representative of interest	8,237	38,929	36,040	36,963	53,041	48,577

	37,514	165,897	160,712	61,197	169,583	48,577

Ratio of earnings to fixed charges	51.20	53.06	25.44	19.98	24.79	(B )

(A)  Includes interest expense and amortization of debt issuance costs.

(B)  Due to the registrant’s loss before income taxes in fiscal 1999, the ratio coverage was less than 1:1 Additional income before income taxes of $8,808,173 would have been required to achieve a coverage ratio of 1:1